Schedule A

(As of January 16, 2018)

Funds

Series	Annual Rate of Average Daily Net Assets
Amplify Online Retail ETF	0.65%
Amplify YieldShares CWP Dividend & Option Income ETF	0.95%
Amplify YieldShares Oil-Hedged MLP Income ETF	0.85%
Amplify YieldShares Senior Loan and Income ETF	0.45%
Amplify Transformational Data Sharing ETF	0.90%